May 5, 2010

Nudrat Salik
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Dear Ms. Salik:

Below, please find our responses to the comments outlined in Mr. Decker’s letter to the Company dated April 21, 2010. The responses follow the numbering system as shown in the above noted letter and include the original comment. The proposed revisions are underlined to assist in your review.

In addition to the responses below, Management also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings:
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

General

1.
We note your response to comment two in our letter dated March 17, 2010. However, we continue to believe that your business is substantially dependent on this contract. In this regard, we note that this contract represented approximately 74% and 72%, respectively, of your revenues for the quarters ended December 31, 2009 and September 30, 2009. Thus, as previously requested, please file this contract on EDGAR with your next periodic report or with a current report on Form 8-K. See Item 601(b)(10)(ii) of Regulation S-K. Further, please note the following:

•
If you believe there is competitively sensitive information in the contract, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act. Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance’s view regarding the proper preparation of a request for confidential treatment.

•
If you believe that you are not permitted to file the contract according to federal statutes related to homeland security, please identify the specific statutes to which you refer and provide us a detailed analysis explaining why these statutes provide you with a valid basis for excluding the contract as an exhibit to your filing.

•
If you believe that the contract has been classified by a U.S. Government department or agency for protection of national defense or foreign policy interest, please provide us the information required by Rule 0-6 under the Exchange Act.

Company Response:

Our previous responses to the Commission have indicated why we continue to believe that we are not required to file the U.S. Government contract pursuant to federal securities laws.  In addition, we have been directed in writing by the federal government agency not to disclose any portion of the contract due to the security concerns relating to, and sensitive nature of, the contract.  It is our understanding that the federal government agency, in response to FOIA requests for the contract, has declined to provide any portion thereof.  Pursuant to the federal statute that we have previously discussed, we do not believe that the U.S. Government contract is disclosable.  However, as a result of your comments set forth above, we are working with the federal government agency to reconcile these conflicting positions and seeking their counsel to resolve this issue.

2.
In addition to the draft disclosure that you plan to provide in your Management’s Discussion and Analysis and Risk Factors sections of your amended Form 10-K, please provide comparable disclosure in your Description of Business section regarding the material terms of your $40 million U.S. Government contract, such as the multi-year option structure of the contract as well as the U.S. Government’s right to unilaterally terminate or renegotiate the contract terms.

Company Response:

Below, please find the proposed revisions to the disclosure in Item 1. “Description of Business” of the June 30, 2009 10-K regarding the U.S. Government contract.  We propose to set forth below in Item 1. “Description of Business” of the June 30, 2009 10-K to clarify that the U.S. Government contract is terminable at the will of the federal government agency.

Revised Disclosure - “Description of Business – Markets”. The material that is underlined below will revise the disclosure set forth on page 5 of our Form 10-K for the fiscal year ended June 30, 2009.

Government:  The Company markets its Sharps®MWMS™, Sharps Disposal by Mail System®, and RxTakeAway™ systems to the Government segment. This market consists of government agencies (federal, state and local) that purchase products and services for (i) emergency preparedness and public and environmental safety and (ii) proper disposal of patient syringes and unused pharmaceuticals. On February 2, 2009, the Company announced a $40 million contract award (the “U.S. Government Contract”) award to provide its Sharps®MWMS™ to an agency of the United States Government. The total contract is valued at approximately $40 million and is expected to be executed over a five year period (one year plus four option years). The Company has received a purchase order for $28.5 million which represents products and services to be provided during the first contract year of which $3.0 million was billed in the quarter ended March 31, 2009 and $3 million in the quarter ended June 30, 2009. The following four option years represent payment for program maintenance. The U.S. Government Contract is, as with all contracts or subcontracts involving the federal government, terminable, or subject to renegotiation, by the applicable governmental agency on 30 days notice, at the option of the governmental agency. The Government market generated 30% of the Company’s billings for the fiscal year ended June 30, 2009.

Please feel free to contact me at 713-660-3514 should you have questions or require additional information.

Sincerely,

/s/ DAVID P. TUSA
David P. Tusa
Executive Vice President and Chief Financial Officer